February 12, 2001


Dear Shareholders:

      Last year at this time we had completed acquisitions that caused the company's net daily production to increase to 1,000 barrels of oil equivalent per day ("BOEPD"). During the course of the past 12 months we have completed three new production acquisitions and one leasehold/prospect acquisition that we believe contains excellent potential for natural gas development. The production acquisitions and some new drilling activity have caused production to increase to a current rate of approximately 1,750 BOEPD. At this production level and at current commodity prices for oil and natural gas, we foresee gross revenue in excess of $13,000,000 for fiscal 2001. This represents a 350% increase over last year. More importantly, we are experiencing increasing net income and net cash flow in the first half of fiscal year 2001 and, based upon current industry and company circumstances, we believe this trend will continue.

      With the expectation of sustained higher commodity prices, we will be concentrating a significant portion of our efforts on expanding reserves and production through drilling activity this year. We have recently entered into agreements to cause wells to be drilled on our East Carlsbad Field in Eddy County, New Mexico with the first well just beginning recently.

      We have also acquired a 50% working interest and operations under 52,000 acres of leasehold in a new exploratory prospect in Harding and Butte Counties, South Dakota. This is a shallow gas play that we should begin to drill in March of this year. If successful on the initial wells, this project could become an area of substantial activity for us in the near future.

     We have many newly proposed wells for our producing offshore California properties which are anticipated to increase daily production by a good margin this year. In addition, we have hopes that we may have some sort of meaningful determination as to our undeveloped interests in offshore California. While there are numerous possible outcomes, we are actively pursuing two primary avenues. The interest owners, including Delta, have jointly filed development plans as required by the U.S. Department of Interior with the intention of obtaining approval. At the same time, we have been exploring negotiations that would ultimately prevent new development on some or all of the properties but would cause the lease owners to receive compensatory relief. There are no assurances that we will achieve either result, although, we believe the political atmosphere is now more favorable.

      The domestic industry for energy producers is very positive and should persist. We will continue to do our best to increase reserves, production and shareholder value as carefully and expeditiously as possible. We are excited about the coming year and hope that you are as well.

     Very truly yours,                     Very truly yours,

     s/Aleron H. Larson, Jr.                s/Roger A. Parker

     Aleron H. Larson, Jr.                 Roger A. Parker
         Chairman                             President